Brandon M. Warrington

Assistant Secretary

One American Road

Dearborn, MI 48126

(531) 910-8465

January 28, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Rolaine S. Bancroft, Shalini Shah and Benjamin Meeks
Telephone No. (202) 551-3313, (202) 551-5942 and (202) 551-7146

Re:	Ford Credit Floorplan Master Owner Trust A
Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
Amendment No. 1 to Registration Statement on Form SF-3
Filed January 28, 2025
Commission File No. 333-283567

Ladies and Gentlemen:

On behalf of Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors" or the "co-registrants") and Ford Credit Floorplan Master Owner Trust A (the "trust"), and in response to the comment provided by the staff of the U.S. Securities and Exchange Commission to Ryan Hershberger, together with Amendment No. 1 to the Registration Statement filed on January 28, 2025, we submit the following responses.

The numbered paragraphs below set forth your comments in italicized text together with our responses. The headings and numbers correspond to the headings and numbered paragraphs in your letter. Page references in our responses are references to the page numbers in the clean version of the form of prospectus included in Amendment No. 1 to the Registration Statement on Form SF-3.

Registration Statement on Form SF-3

General

1.             Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2 of Form SF-3.

Confirmed.

Summary

Transaction Parties, page 12

2.             We note that the owner trustee, indenture trustee, back-up servicer, and asset representations reviewer are not identified in the prospectus, but are identified in the exhibits. Please revise the summary section of the prospectus to identify these parties. Refer to Item 1103(a)(1) of Regulation AB.

We have revised the summary section of our form of prospectus to identify the owner trustee, indenture trustee, back-up servicer, and asset representations reviewer. See page 12 of the form of prospectus.

Trust Property

Additional Designated Accounts, page 58

3.             We note your disclosure here and elsewhere throughout the prospectus that additional accounts may be designated to the trust if certain conditions are satisfied. Please revise your prospectus where appropriate to include disclosure about the nature of the review of such additional accounts performed by the depositors or the sponsor as required by Rule 193 and whether the receivables related to such accounts deviate from disclosed underwriting criteria or other criteria or benchmarks used to evaluate the assets. Refer to Securities Act Rule 193 and Items 1111(a)(7), 1111(a)(8), and 1111(g)(8) of Regulation AB.

We believe our Rule 193 review of assets and Item 1111 disclosures in our prospectus are appropriate for asset-backed securities issued by a master trust of dealer floorplan receivables originated in revolving dealer accounts and disclose all material information about the composition of the receivables.  Therefore, we have not made changes to our disclosure in this regard.

We note that additional dealer accounts may be designated to the trust at any time according to the terms and conditions of the transaction documents and new receivables in designated accounts are added to the trust on a daily basis. The Rule 193 and Item 1111 requirements and disclosures about these new accounts and receivables would be provided at the time of the next offering of asset-backed securities. We view Rule 193 and Item 1111 as prospectus offering disclosure requirements and do not understand them to address assets added to the trust in the future that are not in existence at the time of the offering.

We further note that because of the revolving nature of the trust, we review the trust's portfolio of receivables and designated accounts on an ongoing, daily basis, to confirm eligibility, not just at the time of an offering. This is described in our Rule 193 disclosure in "Trust Property — Depositors' Review of Trust Pool."

With respect to underwriting criteria, we disclose on page 61 that we do not consider any of the receivables to be exceptions to our underwriting standards. Ford Credit does not consider its dealer floorplan underwriting or credit review process to include the concept of exceptions or deviations to underwriting guidelines as contemplated by Item 1111(a)(8). As described in "Sponsor and Servicer — Origination and Underwriting," the underwriting or credit review is performed at the dealer level (not the receivable level). The financing extended to a particular dealer and the credit approval authority we apply to underwriting or reviewing the dealer depends on the financial condition of the dealer and the nature of its business operations and are customized for each dealer.

Obligation to Repurchase Receivables, page 69

4.             We note that Ford Credit has an obligation to repurchase receivables for breach of a representation or warranty. Please revise your form of prospectus to include bracketed disclosure indicating that you will provide information regarding Ford Credit's financial condition if there is a material risk that Ford Credit's ability to comply with the repurchase provision could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.

We have included the requested bracketed disclosure. See page 69 of the Form of Prospectus

Description of the Notes

Limitation on Legal Proceedings, page 99

5.             We note your disclosure about the limitation on the rights of noteholders to institute proceedings, including the numerous conditions required, such as offering to indemnify the indenture trustee. Please clarify if noteholders have the same limitations if they were to institute proceedings against the indenture trustee for not meeting its responsibilities set forth in the Indenture.

The limitations described in this section relate solely to proceedings to be taken against the issuing entity or the collateral following an event of default and acceleration of the notes.  In effect, this provides that these types of proceedings must be affected through the indenture trustee, and not directly by the noteholders, unless the specified conditions are met.  This is a standard provision in debt indentures.  Proceedings by noteholders against the indenture trustee for breach of its responsibilities under the indenture would not be covered by this section, and we believe that is clearly indicated in the lead-in to the section, which states that it is limited to “any legal proceeding for any remedy under the indenture or an indenture supplement described in "—Remedies After Acceleration"…“.  As a result, we have not made any changes to this section.

Transaction Parties, page 116

6.             As we noted above, the owner trustee, indenture trustee, backup servicer, and asset representations reviewer are not identified in the prospectus, but are identified in the exhibits. Please revise the prospectus to identify and provide a description of each of these parties, including a discussion of their experience in similar roles in comparable transactions. Refer to Items 1108(b)(2), 1109(a)(2), and 1109(b)(2) of Regulation AB.

We have revised our form of prospectus to identify the owner trustee, indenture trustee, back-up servicer, and asset representations reviewer and provided a description of these parties. See pages 116 through 123 of the form of prospectus.

Use of Proceeds, page 124

7.             We note your disclosure that the net proceeds from the sale of the notes will be used by the depositors to purchase the receivables from Ford Credit. Please revise to clarify whether any of the proceeds from the offering will be used by the issuing entity or if all net proceeds will be paid directly to the depositors to use for their own purposes. If the issuing entity will use a portion of the proceeds, please revise to disclose how the issuing entity intends to use the proceeds, including the approximate amount intended to be used for each such purpose. Refer to Item 504 of Regulation S-K. If the issuing entity will not use any of the proceeds, please revise to clarify whether the payment of net proceeds directly to the depositors will result in a reduction of the depositor interest.

We have revised this section to indicate that, on the closing date, the issuing entity will issue the notes to the depositors in exchange for a corresponding reduction of the depositor interest and the depositors will sell the offered notes to the underwriters as described under “Plan of Distribution”.  See page 125 of the form of prospectus.

* * * * *

If you have any questions or comments regarding our response letter and the Registration Statement referred to above, please contact our counsel at Katten Muchin Rosenman LLP, Joseph P. Topolski, at (212) 940-6312.

Sincerely,

/s/ Brandon M. Warrington
Brandon M. Warrington
Assistant Secretary

cc:	Ryan Hershberger, Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC
Joseph P. Topolski, Katten Muchin Rosenman LLP

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